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                           May 19, 2023

       Mitchell Steiner, M.D.
       Chief Executive Officer
       Veru Inc.
       2916 N. Miami Avenue
       Suite 1000
       Miami, Florida 33127

                                                        Re: Veru Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 12, 2023
                                                            File No. 333-271891

       Dear Mitchell Steiner:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Benjamin G. Lombard